MATERIAL CHANGE REPORT

1.	Name and Address of Corporation

Perpetual Energy Inc. (the "Corporation" or "Perpetual")
Suite 3200, 605 – 5th Avenue S.W.
Calgary, Alberta  T2P 3H5

2.	Date of Material Change

June 30, 2010

3.	News Release

On June 30, 2010, at Calgary, Alberta, the Corporation issued a news release, which was disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change

On June 30, 2010, Perpetual completed the previously announced plan of arrangement (the "Arrangement") involving Perpetual, Paramount Energy Trust (the "Trust") and Paramount Energy Operating Corp. ("PEOC"), pursuant to which the Trust converted into the Corporation.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On June 30, 2010, Perpetual completed the Arrangement involving Perpetual, the Trust and PEOC, pursuant to which the Trust converted into the Corporation.

Unitholders of the Trust voted in favour of the Arrangement at the annual general and special meeting of Trust unitholders held on June 17, 2010.  In accordance with the terms of the Arrangement, former unitholders of the Trust who have or will complete the letter of transmittal provided to such unitholders will receive common shares of Perpetual in consideration for the cancellation of their trust units of the Trust on a one-for-one basis.  In addition, as part of the Arrangement, the Trust was dissolved and the Corporation assumed all of the existing liabilities of the Trust, including the Trust's outstanding convertible debentures which are now convertible debentures of the Corporation.

It is anticipated that the Corporation's common shares and convertible debentures will commence trading on the Toronto Stock Exchange under the trading symbols "PMT", "PMT.DB.C", "PMT.DB.D", and "PMT.DB.E" within three to five business days following completion of the Arrangement.  The trust units and convertible debentures of the Trust will be delisted at this time as well.

At the annual general and special meeting of the Trust, unitholders also approved the Share Option Plan and the Bonus Rights Plan of Perpetual.  At the meeting, unitholders also appointed a new director of PEOC, Mr. Geoffrey C. Merritt, who, along with the other PEOC directors, are the directors of the Corporation. Mr. Merritt steps into the position vacated by Mr. John W. (Jack) Peltier, who did not stand for re-election as a director.

Forward-looking Information

The information in this material change report contains certain forward-looking statements including, without limitation, the anticipated timing of the listing of Perpetual's common shares and convertible debentures on the Toronto Stock Exchange and the delisting of the Trust's trust units and convertible debentures on the Toronto Stock Exchange.  These statements relate to future events or our future performance.  All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Perpetual's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Perpetual's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Perpetual will derive from them.  Except as expressly required by law, Perpetual undertakes no obligation to publicly update or revise any forward-looking statements.  For additional risk factors in respect of Perpetual and its business, please refer to the Annual Information Form of the Trust dated March 9, 2010 which is available on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

The name and business numbers of the executive officer of Perpetual Energy Inc. who is knowledgeable ofthe material change and this report is:

Cameron R. Sebastian: Vice President, Finance and Chief Financial Officer
Telephone: (403) 269-4400
Facsimile:  (403) 269-6336

9.	Date of Report:

June 30, 2010